Exhibit 12.1

                           Foster Wheeler Corporation

       Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges and
               Combined Fixed Charges and Preferred Share Dividend Requirements

                                    ($000's)
                                                                                           Fiscal Year
                                                                 -------------------------------------------------------------------
                                            3 Months 2001        2000           1999           1998           1997          1996
                                            -------------        ----           ----           ----           ----          ----
Earnings/(Loss)
Net Earnings/(Loss).................        $     8,105      $  39,494      $ (143,635)    $    (31,506)  $    5,624     $   82,240
Taxes on Income.....................              2,402         16,529         (46,891)          79,295       13,892         44,626
Total Fixed Charges.................             24,037         95,973          94,036           88,994       84,541         74,002
Capitalized Interest................               (130)          (151)         (4,643)          (9,749)     (10,379)        (6,362)
Capitalized Interest Amortized......                606          2,416           2,184            2,265        2,184          2,528
Equity Earnings of non-consolidated
  affiliated companies accounted
  for by the equity method, net of
  dividends.........................             (2,782)        (8,882)        (11,002)          (7,869)      (9,796)        (1,474)
                                            -----------      ---------      ----------     ------------   ----------     ----------
                                              $  32,238      $ 145,379      $ (109,951)    $    121,430   $   86,066     $  195,560
                                              =========      =========      ===========    ============   ==========     ==========

Fixed Charges:

Interest Expense....................        $    20,765(1)   $  83,254(1)   $   70,213(1)  $     62,535   $   54,675     $   54,940
Capitalized Interest................                130            151           4,643            9,749       10,379          6,362
Imputed Interest on non-capitalized
  lease payment.....................              3,142         12,568          19,180           16,710       19,487         12,700
                                            -----------      ---------      ----------     ------------   ----------     ----------
                                            $    24,037      $  95,973      $   94,036     $     88,994   $   84,541     $   74,002
                                            ===========      =========      ==========     ============   ==========     ==========

Ratio of Earnings to Fixed Charges..              1.34           1.51            - (2)           1.36         1.02            2.64
                                                ======         ======          ====            ======       ======          ======



* There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.

(1) Includes in 2001, 2000 and 1999, dividends on preferred security of $3,937, $15,750 and $15, 181, respectively.

(2) Earnings are inadequate to cover fixed charges. The coverage deficiency is $203,987.